FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:      September 2009

Commission File Number:      000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1	News Release dated September 23, 2009
Document 2	Material Change Report dated September 23, 2009
Document 3	News Release dated September 25, 2009
Document 4	Material Change Report dated September 25, 2009

Document 1

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: September 23, 2009	TSX-V:AGX

AMADOR GOLD CORP. ACQUIRES GOLD PROPERTY IN WEST TIMMINS CAMP ALONG
DESTOR-PORCUPINE FAULT ZONE

o	PROPERTY ACQUIRED ADJACENT TO COMPANY'S SEWELL PROPERTY

o	PROPERTY LOCATED 25 KM SOUTHWEST OF WEST TIMMINS/LAKE SHORE GOLD DISCOVERY ALONG PORCUPINE DESTOR FAULT ZONE

VANCOUVER, — Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Sewell East property, as well as the reinstatement of the Patent Gold property. These properties complement the Company’s extensive portfolio of gold properties in the West Timmins district. The Company now has seven gold projects in the Timmins/West Timmins area as well as a number of nickel/copper projects throughout the Timmins camp.

To view a map of the recently acquired Sewell East Gold property in the West Timmins district please click on the following link:

http://media3.marketwire.com/docs/923map.pdf

“The Sewell East property, adjacent to our current Sewell property, fits well into the Company’s continued exploration plans along the Destor-Porcupine Fault,” comments Company President, Richard Hughes. “We will continue to advance our Horwood gold project, which recently reported high-grade gold values found at surface, as well as begin grass-roots exploration on the Sewell properties.

Precious metals will continue to be the Company’s focus moving forward.”

The Sewell East property consists of two claims of 32 units in Sewell Township, Porcupine Mining Division. The property is accessible by road and is approximately 35 km southwest of Timmins and significantly expands the Company’s current Sewell property.

Consideration for the property consists of $50,000 and 300,000 shares, payable over two years. (A further 100,000 shares are to be issued following the completion of a positive feasibility study). There is a 3% net smelter return payable, one-third (1%) of which may be purchased for $1,000,000.

The property occurs along what may be a splay off the prolific gold-bearing Destor Porcupine Fault Zone (‘DPFZ’). The DPFZ hosts the world famous Timmins gold camp as well as other gold deposits in the Harker-Holloway area of Ontario. Potential for gold mineralization may be evidenced by historical gold-bearing quartz boulders found down glacial ice-direction of the properties.

The Patent Gold property has been reinstated and there remain payments of $60,000 in cash and 75,000 in shares. There is a 3% NSR, 2% of which may be purchased for $1.5 million.

The Company has elected not to continue with the Norberg property and has terminated its option. The Company also announces it has granted 600,000 stock options to directors and officers of the Company and 1,980,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information

Corporate Inquiries: Phone: Email: Website:	Kevin Hull or Alan Campbell, Investor Relations (604) 685-2222 info@amadorgold.com www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: Website:	AGX@agoracom.com http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change - September 23, 2009.

Item 3.	News Release - News Release issued September 23, 2009 at Vancouver, BC.

Item 4.	Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) announces that the acquisition of a 100% interest in the Sewell East property, as well as the reinstatement of the Patent Gold property.

Item 5.	Full Description of Material Change - - Amador Gold Corp. (TSX-V:AGX) (the "Company") is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Sewell East property, as well as the reinstatement of the Patent
Gold property. These properties complement the Company's extensive portfolio of gold properties in the West Timmins district.
The Company now has seven gold projects in the Timmins/West Timmins area as well as a number of nickel/copper projects throughout the Timmins camp.

To view a map of the recently acquired Sewell East Gold property in the West Timmins district please click on the following link:

http://media3.marketwire.com/docs/923map.pdf

"The Sewell East property, adjacent to our current Sewell property, fits well into the Company's continued exploration plans along the Destor-Porcupine Fault," comments Company President, Richard Hughes. "We will continue to advance our Horwood gold project, which recently reported high-grade gold values found at surface, as well as begin grass-roots exploration on the
Sewell properties. Precious metals will continue to be the Company's focus moving forward."

The Sewell East property consists of two claims of 32 units in Sewell Township, Porcupine Mining Division. The property is accessible by road and is approximately 35 km southwest of Timmins and significantly expands the Company's current Sewell property.

Consideration for the property consists of $50,000 and 300,000 shares, payable over two years. (A further 100,000 shares are to be issued following the completion of a positive feasibility study). There is a 3% net smelter return payable, one-third
(1%) of which may be purchased for $1,000,000.

The property occurs along what may be a splay off the prolific gold-bearing Destor Porcupine Fault Zone (`DPFZ'). The DPFZ hosts the world famous Timmins gold camp as well as other gold deposits in the Harker-Holloway area of Ontario. Potential for gold mineralization may be evidenced by historical gold-bearing quartz boulders found down glacial ice-direction of the properties.

The Patent Gold property has been reinstated and there remain payments of $60,000 in cash and 75,000 in shares. There is a 3%
NSR, 2% of which may be purchased for $1.5 million.

The Company has elected not to continue with the Norberg property and has terminated its option. The Company also announces it has granted 600,000 stock options to directors and officers of the Company and 1,980,000 stock options to employees and consultants at a price of $0.10 per share for a period of five years.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable.

Item 7.	Omitted Information - The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report - Dated at Vancouver, British Columbia, this 23rd day of September 2009.

Document 3

#711-675 WEST HASTINGS STREET
VANCOUVER, B.C. CANADA V6B 1N2
TELEPHONE: 604-685-2222
FAX: 604-685-3764
www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE: September 25, 2009	TSX-V:AGX

AMADOR GOLD CORP. ANNOUNCES PROPOSED DRILLING PLANS ON THREE TIMMINS GOLD PROJECTS

o	MASKOOCH PROPERTY (VMS) IN NORTHWESTERN ONTARIO ALSO SLATED FOR DRILLING

o	HORWOOD PROPERTY HAS NEVER BEEN DRILLED AT DEPTH, NUMEROUS GOLD SHOWINGS AT SURFACE WITH GRAB SAMPLES AS HIGH AS 75.0 G/T GOLD

o	HORWOOD PROPERTY - SHALLOW DRILLING DONE BY QUEENSWAY MINES IN 1962 TRACED QUARTZ VEIN ON LABBE #1 ZONE ON STRIKE FOR 76.2 METERS (250 FEET) WITH AN AVERAGE GRADE OF 17.49 G/T (0.51 OZ/TON) GOLD OVER 0.91 METERS (3.0 FEET)

o	LOVELAND GOLD/COPPER/NICKEL PROPERTY - ONLY THREE OF THIRTY-THREE TARGETS DRILL TESTED TO DATE

VANCOUVER, BC — Amador Gold Corp. (TSX-V:AGX) (the “Company”) is pleased to announce proposed drilling plans on four of its Ontario properties. Three of the properties are gold and gold/base metal projects located in the Timmins area and one is a VMS project in north western Ontario.

“The Company has focused on advancing a number of its projects to the drilling stage and we are happy to announce proposed drilling plans for four of these properties,” comments Company President, Richard Hughes. “We have spent the last year compiling data from numerous airborne surveys, geochemistry, VLF surveys, prospecting, mapping and sampling programs and have identified numerous targets on each property. The Horwood Gold property, for example, has numerous high-grade gold showings on surface across an approximate four square kilometres. Given other companies’ recent successes drilling gold targets at depth along the Destor-Porcupine fault, proposed drilling at Horwood will focus on testing the possibility of a deep-seated gold system.”

The proposed budgets for each program are as follows:

Horwood Gold Project: $300,000
Kamiskotia Gold Project: $200,000
Loveland Gold/Copper/Nickel Project: $300,000
Maskooch VMS Project: $300,000

Information for the each specific program will be made available in the near future.

To view a map of the Company’s property in the West Timmins Gold District click on the following link:

http://www.amadorgoldcorp.com/i/pdf/TimminsWest.pdf

The Company would also like to announce it has arranged for a private placement of up to 20,000,000 units for total proceeds of up to $1,600,000. The financing will consist of flow through units priced at $0.08 per unit and non-flow through units priced at $0.06 per unit. Each of the units will consist of one flow through or non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for four years at a price of $0.07 per share in the first year and $0.20 per share for the remaining three years. The Company may give written notice that the Warrants will expire in 30 days if the Company’s shares trade at or above $0.40 for 10 consecutive trading days.

In accordance with Exchange policies, finders’ fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The Company would also like to announce that, in connection with the closing of the Company’s private placement announced on July 2, 2009, the Company paid a finder’s fee to Bikramjit Singh Thakral of $15,984 representing 8% of the gross proceeds raised in Tranche 1 of the private placement.

About Amador Gold

Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information

Corporate Inquiries: Phone: Email: Website:	Kevin Hull or Alan Campbell, Investor Relations (604) 685-2222 info@amadorgold.com www.amadorgoldcorp.com
AGORACOM Investor Relations: Email: Website:	AGX@agoracom.com http://www.agoracom.com/ir/Amador

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 4

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company - Amador Gold Corp., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change - September 25, 2009.

Item 3.	News Release - News Release issued September 25, 2009 at Vancouver, BC.

Item 4.	Summary of Material Change - Amador Gold Corp. (TSX-V:AGX) is pleased to announce proposed drilling plans on four of its
Ontario properties. Three of the properties are gold and gold/base metal projects located in the Timmins area and one is a VMS project in north western Ontario.

Item 5.	Full Description of Material Change - - Amador Gold Corp. (TSX-V:AGX) (the "Company") is pleased to announce proposed drilling plans on four of its Ontario properties. Three of the properties are gold and gold/base metal projects located in the Timmins area and one is a VMS project in north western Ontario.

"The Company has focused on advancing a number of its projects to the drilling stage and we are happy to announce proposed drilling plans for four of these properties," comments Company President, Richard Hughes. "We have spent the last year compiling data from numerous airborne surveys, geochemistry, VLF surveys, prospecting, mapping and sampling programs and have identified numerous targets on each property. The Horwood Gold property, for example, has numerous high-grade gold showings on surface across an approximate four square kilometres. Given other companies' recent successes drilling gold targets at depth along the Destor-Porcupine fault, proposed drilling at Horwood will focus on testing the possibility of a deep-seated gold system."

The proposed budgets for each program are as follows:

Horwood Gold Project: $300,000
Kamiskotia Gold Project: $200,000
Loveland Gold/Copper/Nickel Project: $300,000
Maskooch VMS Project: $300,000

Information for the each specific program will be made available in the near future.

To view a map of the Company's property in the West Timmins Gold District click on the following link:

http://www.amadorgoldcorp.com/i/pdf/TimminsWest.pdf

The Company would also like to announce it has arranged for a private placement of up to 20,000,000 units for total proceeds of up to $1,600,000. The financing will consist of flow through units priced at $0.08 per unit and non-flow through units priced at $0.06 per unit. Each of the units will consist of one flow through or non-flow through common share and one non-flow through, non-transferable share purchase warrant entitling the holder to purchase one additional common share for four years at a price of $0.07 per share in the first year and $0.20 per share for the remaining three years. The Company may give written notice that the Warrants will expire in 30 days if the Company's shares trade at or above $0.40 for 10 consecutive trading days.

In accordance with Exchange policies, finders' fees may be paid on the funds raised. The private placement is subject to regulatory approval.

The Company would also like to announce that, in connection with the closing of the Company's private placement announced on
July 2, 2009, the Company paid a finder's fee to Bikramjit Singh Thakral $15,984 representing 8% of the gross proceeds raised in Tranche 1 of the private placement.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 - Not applicable.

Item 7.	Omitted Information - The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer - Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report - Dated at Vancouver, British Columbia, this 25th day of September 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)
Date: September 28, 2009	By: /s/ Beverly J. Bullock Beverly J. Bullock, Corporate Secretary